UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 8, 2025
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of UBS supplementary information

for significant regulated subsidiaries and sub-groups

for
the first quarter of 2025, which appear immediately following this page.

UBS Group significant

regulated subsidiary

and sub-group information
First quarter

2025

Significant regulated subsidiary and sub-group

information

3
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24
1
31.3.25 31.12.24
2
Financial information
3
Income statement
Total operating income
4
12,040 11,076 3,956 4,884 3,215 2,941 347 316 4,567 4,392
Total operating expenses 10,701 11,017 3,521 3,823 2,419 2,478 310 289 4,348 4,205
Operating profit / (loss) before tax 1,339 59 434 1,060 796 464 37 27 219 187
Net profit / (loss) 1,035 (254) 409 1,025 663 372 30 21 331 249
Balance sheet
Total assets 1,547,489 1,568,060 938,573 966,697 518,544 526,521 54,463 55,344 210,803 211,893
Total liabilities

1,450,367 1,473,394 848,944 878,365 491,592 500,273 49,858 50,966 183,825 185,168
Total equity 97,123 94,666 89,629 88,332 26,952 26,249 4,605 4,377 26,978 26,725
Capital
5
Common equity tier 1 capital

70,756

73,792

70,980

75,051

21,596

21,659
3,424 3,239 16,236 16,123
Additional tier 1 capital

18,325

15,830

18,325

15,830

7,995

7,994
600 600 2,817 2,818
Total going concern capital / Tier 1 capital

89,081

89,623

89,305

90,881

29,590

29,652
4,024 3,839 19,053 18,941
Tier 2 capital

205

207

204

204
205 240
Total capital 4,024 3,839 19,258 19,181
Total gone concern loss-absorbing capacity

93,705

92,177

93,703

92,174

19,248

19,274
2,527
6
2,540
6
7,800
7
7,800
7
Total loss-absorbing capacity

182,786

181,800

183,009

183,055

48,838

48,926
6,551 6,379 26,853
7
26,741
7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets

481,539

495,110

514,897

507,964

174,610

186,265
14,474 14,079 79,345 78,585
Leverage ratio denominator

1,565,845

1,523,277

935,496

899,348

551,716

556,053
55,593 55,676 204,960 197,487
Supplementary leverage ratio denominator 234,346 227,973
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio

14.7

14.9

13.8

14.8

12.4

11.6

23.7

23.0

20.5

20.5
Going concern capital ratio / Tier 1 capital ratio

18.5

18.1

17.3

17.9

16.9

15.9

27.8

27.3

24.0

24.1
Total capital ratio

27.8

27.3

24.3

24.4
Total loss-absorbing capacity ratio

38.0

36.7

28.0

26.3

45.3

45.3

33.8

34.0
Tier 1 leverage ratio

7.2

6.9

9.3

9.6
Supplementary tier 1 leverage ratio

8.1

8.3
Going concern leverage ratio

5.7

5.9

9.5

10.1

5.4

5.3
Total loss-absorbing capacity leverage ratio

11.7

11.9

8.9

8.8

11.8

11.5

13.1

13.5
Gone concern capital coverage ratio

125.1

122.3
Liquidity coverage ratio
5
High-quality liquid assets (bn) 318.9 331.6 150.5 142.7 111.2 125.0 18.7 17.3 28.2 26.8
Net cash outflows (bn) 176.9 178.2 66.0 58.6 81.2 87.2 13.4 12.5 21.2 20.1
Liquidity coverage ratio (%) 180.3 186.1 229.2
8
244.0 137.1
9
143.5 140.4 138.9 132.9 133.6
Net stable funding ratio
5
Total available stable funding (bn) 853.7 847.0 410.5 410.2 355.0 359.2 18.6 17.1 107.9 109.3
Total required stable funding (bn) 695.2 682.5 418.7 421.8 276.3 271.7 13.2 13.7 80.5 80.5
Net stable funding ratio (%) 122.8 124.1 98.1
10
97.3 128.5
10
132.2 140.5 125.5 134.0 135.8
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
11
3 3
1 Comparative figures have been restated to align

with the regulatory reports as submitted to the European

Central Bank (the ECB).

2 The 2024 financial and regulatory

information for UBS Americas Holding LLC
is inclusive of Credit Suisse Holdings (USA), Inc. following the reparenting of this entity under UBS Americas Holding LLC on 7 June

2024.

3 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.

4 The total operating income includes credit loss expense

or release.

5 Refer to the UBS Group and significant regulated subsidiaries and sub-
groups 31 March 2025

Pillar 3 Report, available

under “Pillar 3

disclosures” at ubs.com/investors,

for more information.

6 Consists of positions

that meet the

conditions laid down

in Art. 72a–b of

the Capital
Requirements Regulation II with regard to contractual, structural or legal subordination.

7 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final total loss-absorbing capacity (TLAC) rules.

TLAC is the

sum of tier 1

capital and eligible

long-term debt.

8 In the first

quarter of 2025,

the liquidity coverage

ratio (the LCR)

of UBS AG was

229.2%, remaining above

the prudential
requirements communicated by FINMA.

9 In the first quarter of 2025, the LCR of

UBS Switzerland AG, which is a

Swiss SRB, was 137.1%, remaining

above the prudential requirement communicated by FINMA

in
connection with the Swiss Emergency Plan.

10 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

11 Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize
FINMA to modify, extinguish

or convert to common equity liabilities

of a bank in connection with

a resolution or insolvency of

such bank. As of 31 March

2025, the amount consists of a

joint and several liability of
UBS Switzerland AG for contractual obligations of UBS AG related to the establishment of UBS Switzerland AG (CHF 2.3bn), and a joint and several liability of UBS Switzerland AG in connection with the international covered bonds program of UBS AG (CHF 0.5bn) which was fully collateralized through cash deposits from UBS AG.

Significant regulated subsidiary and sub-group

information

4
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and

UBS AG have contributed a

significant portion of

their respective capital
to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these

subsidiaries

are

subject

to

regulations
requiring compliance

with minimum

capital, liquidity

and similar requirements.

The tables in

this section summarize
the

regulatory

capital

components

and

capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-groups
determined under the regulatory framework of

each subsidiary’s or sub-group’s home

jurisdiction.
Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions

based on the results

of
those tests.
In August 2024, the Federal Reserve

Board assigned UBS Americas Holding LLC a stress

capital buffer (an SCB) of
9.3%

as

of

1 October

2024

(previously

9.1%)

under

the

Federal

Reserve

Board’s

SCB

rule,

resulting

in

a

total
common equity tier 1 capital

requirement of 13.8%. The

SCB for our

US-based intermediate holding company is
based on the previously

released results of the Federal

Reserve Board’s 2024 Dodd–Frank Act Stress

Test (DFAST),
where UBS Americas

Holding LLC exceeded

the minimum

capital requirements

under the severely

adverse scenario.
Additional information

on the

above entities

is provided

in the

UBS Group

and significant

regulated subsidiaries
and sub-groups 31 March 2025 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors
.
Credit Suisse International
(standalone)
All values in million, except where indicated USD
Financial and regulatory requirements
IFRS Accounting Standards
UK regulatory rules
As of or for the quarter ended 31.3.25 31.12.24
Financial information
1
Income statement
Total operating income
2
44 104
Total operating expenses 152 164
Operating profit / (loss) before tax (108) (60)
Net profit / (loss) (92) (124)
Balance sheet
Total assets 34,030 51,374
Total liabilities

26,783 44,035
Total equity 7,247 7,339
Capital
3
Common equity tier 1 capital 6,816 6,883
Additional tier 1 capital 0 0
Total going concern capital / Tier 1 capital 6,816 6,883
Tier 2 capital 0 0
Total capital 6,816 6,883
Total gone concern loss-absorbing capacity 0 3,043
Total loss-absorbing capacity 6,816 9,926
Risk-weighted assets and leverage ratio

denominator
3
Risk-weighted assets 9,332 10,951
Leverage ratio denominator 23,341 32,521
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio 73.0 62.9
Going concern capital ratio / Tier 1 capital ratio 73.0 62.9
Total capital ratio 73.0 62.9
Total loss-absorbing capacity ratio 73.0 90.6
Tier 1 leverage ratio 29.2 21.2
Going concern leverage ratio
Total loss-absorbing capacity leverage ratio 29.2 30.5
Liquidity coverage ratio
3
High-quality liquid assets (bn) 14.0 15.0
Net cash outflows (bn) 4.1 4.3
Liquidity coverage ratio (%) 361.8 363.3
Net stable funding ratio
3
Total available stable funding (bn) 14.0 17.5
Total required stable funding (bn) 6.1 8.7
Net stable funding ratio (%) 241.8 214.8
1 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.

2 The total operating income includes credit loss expense or release.

3 Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures”

at ubs.com/investors, for more information.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Number

333-283672), and

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;
333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding

offering circular

or
similar document issued

or authorized by

UBS AG that

incorporates by reference

any Forms 6-K

of UBS AG

that
are incorporated into

its registration statements filed

with the SEC,

and (3) the

base prospectus of

Corporate Asset
Backed Corporation (“CABCO”)

dated June 23, 2004

(Registration Number 333-111572), the Form

8-K of CABCO
filed and

dated June

23, 2004

(SEC File

Number 001-13444),

and the

Prospectus Supplements

relating to

the CABCO
Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration

Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Copetti-Campi_____________
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Copetti-Campi_____________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

May 8, 2025